Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

October 27, 2022

Re:	Afya Limited Form 20-F for the Fiscal Year Ended December 31, 2021 Filed April 29, 2022 File No. 001-38992

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Robert Shapiro
Lyn Shenk

Ladies and Gentlemen:

On behalf of our client, Afya Limited (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated October 13, 2022 (the “Comment Letter”). On April 29, 2022, the Company publicly filed an Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Annual Report”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages in the filed version of the Annual Report. We have also included our proposed changes that we expect to include in future filings in response to each of the Staff’s two comments as Exhibit A and Exhibit B hereto, respectively, as indicated below.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information

A. Selected Financial Data

Operating Data, page 11

1.	In the "Key Revenue Drivers" and "Key Operational Drivers" sections of your August 22, 2022 earnings release you provide more extensive operating data than disclosed in the "Operating Data" table in your annual report. To the extent this additional operating data is material to investors' understanding of your business, please consider revising to include the additional data.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, the Company intends to include such additional operating data in future filings of its annual reports, consistent with the information included in its August 22, 2022 earnings release. The

Company’s disclosure will be substantially consistent with the disclosures included in Exhibit A hereto.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Historical Consolidated Results of Operations, page 109

2.	Please revise to quantify factors to which changes are attributed. For example, you disclose the increase in revenue was primarily driven by: (i) organic revenue growth, mainly due to the maturation of medical school seats; (ii) consolidation of the results of operations of acquired companies in 2021 including two Mais Medicos campuses opened at the end of 2020, (iii) increase in the average ticket of Medical programs and, (iv) the fact that PEBMED has 12 months of net revenue in 2021, against approximately five months in 2020. Please also revise to discuss and analyze results of operations for each of your reportable segments.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in future filings, the Company intends to include additional information to quantify factors to which changes are attributed and to discuss and to analyze results of operations for each of its reportable segments. The Company’s disclosure will be substantially consistent with the disclosures included in Exhibit B hereto.

* * *

The new or enhanced disclosures proposed above in items 1 and 2 will be included in our Form 20-F for the year ended December 31, 2022.

Please do not hesitate to contact me at +1-212-450-6095 or manuel.garciadiaz@davispolk.com or Elliot M. de Carvalho at +55-11-4871-8405 or elliot.decarvalho@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Virgilio Deloy Capobianco Gibbon, Chief Executive Officer, Afya Limited
Luis Andre Carpintero Blanco, Chief Financial Officer, Afya Limited

Exhibit A

Set forth below is certain additional operating data on our key revenue drivers for our three reportable segments and key operational drivers for our Digital Services segment:

Key Revenue Drivers – Undergrad Segment

	As of and for the fiscal year ended December 31,
	2021	2020	2019
UNDERGRAD SEGMENT
Medical School
Approved Seats	2,731	2,143	1,572
Operating Seats	2,481	1,893	1,222
Total Students (end of period)	16,017	11,030	6,597
Average Total Students	14,492	9,413	5,887
Average Total Students (ex-Acquisitions)(1)	10,872	9,413	5,887
Tuition Fees (Total) (in R$ millions)	1,511,442	910,966	550,208
Tuition Fees (ex-Acquisitions) (in R$ millions)(1)	1,123,944	910,966	550,208
Medical School Gross Avg. Ticket (ex-Acquisitions)(R$/month)(1)(2)	8,615	8,065	6,950
Medical School Net Avg. Ticket (ex-Acquisitions)(R$/month)(1)(3)	6,433	N/A	N/A
Undergraduate Health Science
Total Students (end of period)	19,882	10,325	6,494
Average Total Students	15,918	10,733	6,588
Average Total Students (ex-Acquisitions)(1)	11,173	10,733	6,588
Tuition Fees (Total) (in R$ millions)	239,512	152,539	98,488
Tuition Fees (ex-Acquisitions) (in R$ millions)(1)	148,381	152,539	98,488
Other Undergraduate
Total Students (end of period)	25,219	14,851	10,878
Average Total Students	20,198	14,087	10,613
Average Total Students (ex-Acquisitions)(1)	10,734	14,087	10,613
Tuition Fees (Total)(in R$ millions)	239,235	172,961	145,631
Tuition Fees (ex-Acquisitions)(in R$ millions)(1)	147,239	172,961	145,631
Total Tuition Fees
Tuition Fees (Total)(in R$ millions)	1,990,189	1,236,466	794,327
Tuition Fees (ex-Acquisitions)(in R$ millions)(1)	1,419,574	1,236,466	794,327

(1)	For the fiscal year ended December 31, 2021, “ex-Acquisitions” excludes: UniRedentor (only January 2021; Closing of UniRedentor was on January 31, 2020), UniSL (from January to April 2021; Closing of UniSL was in May 2020), FCMPB (from January to October 2021; Closing of FCMPB was in November 2020), FESAR (from January to October 2021; Closing of FESAR was in November 2020), UNIFIPMoc and FIPGuanambi (from June to December 2021; Closing of UNIFIPMoc and FIPGuanambi was in June 2021), UNIGRANRIO (from August to December 2021; Closing of UNIGRANRIO was in August 2021) and Garanhuns (from November to December 2021; Closing of Garanhuns was in November 2021).

(2)	Medical School Gross Avg. Ticket (ex-Acquisitions) is calculated as Tuition Fees (ex-Acquisitions) divided by the Average Total Students (ex-Acquisitions), divided by the number of months in the period.

(3)	Medical School Net Average Ticket (ex-Acquisitions) disclosure is presented beginning with the year ended December 31, 2021 (and future periods), as information for calculation of this metric is not available for prior periods.

Key Revenue Drivers – Continuing Education Segment

	As of and for the fiscal year ended December 31,
	2021	2020	2019
CONTINUING EDUCATION SEGMENT
Medical Specialization & Others
Total Students (end of period)	3,189	4,181	1,588
Average Total Students	3,252	4,266	1,663
Average Total Students (ex-Acquisitions)	3,064	4,266	1,663
Net Revenue (Total)(in R$ millions)	72,983	107,196	60,193
Net Revenue (ex-Acquisitions)(in R$ millions)(1)	70,822	107,196	60,193

(1)	For the fiscal year ended December 31, 2021, “ex-Acquisitions” excludes UniRedentor (only January 2021; Closing of UniRedentor was on January 31, 2020).

Key Revenue Drivers – Digital Services Segment

	As of and for the fiscal year ended December 31,
	2021	2020	2019
DIGITAL SERVICES SEGMENT
Content & Technology for Medical Education
Medcel Active Payers
Prep Courses & CME - B2P	17,171	11,316	9,577
Prep Courses & CME - B2B	4,460	1,723	1,182
Além da Medicina Active Payers	—	—	—
Cardio Papers Active Payers	—	—	—
Medical Harbour Active Payers	—	—	—
Clinical Decision Software
Whitebook Active Payers	125,372	106,977	—
Clinical Management Tools(2)
iClinic Active Payers	17,978	—	—
Shosp Active Payers	2,305	—	—
Digital Services Total Active Payers (end of period)	167,286	120,016	12,347
Net Revenue (Total)(in R$ millions)	151,958	93,152	40,557
Net Revenue - B2P (in R$ millions)	142,716	—	—
Net Revenue - B2B (in R$ millions)	9,242	—	—
Net Revenue (ex-Acquisitions)(in R$ millions)(1)	99,003	93,152	40,557

(1)	For the fiscal year ended December 31, 2021, “ex-Acquisitions” excludes: PEBMED (from January to July 2021; Closing of PEBMED was in July 2020), Medphone (from January to October 2021; Closing of Medphone was in November 2020), iClinic (from January to December 2021; Closing of iClinic was in January 2021), Medicinae (from March to December 2021; Closing of Medicinae was in March 2021), Medical Harbour (from April to December 2021; Closing of Medical Harbour was in April 2021), Cliquefarma (from April to December 2021; Closing of Cliquefarma was in April 2021), Shosp (from May to December 2021; Closing of Shosp was in May 2021) and RX PRO (from October to December 2021; Closing of RX PRO was in October 2021).

(2)	Clinical management tools include our telemedicine and digital prescription features.

Key Operational Drivers – Digital Services Segment – Monthly Active Users (MaU)

	As of and for the fiscal year ended December 31,
	2021	2020	2019
DIGITAL SERVICES SEGMENT
Content & Technology for Medical Education	16,205	14,658	—
Clinical Decision Software	194,308	162,512	—
Clinical Management Tools(1)	37,030	—	—
Physician-Patient Relationship	—	—	—
Total Monthly Active Users (MaU) - Digital Services(2)	247,543	177,170	—

(1)	Clinical management tools include our telemedicine and digital prescription features.

(2)	Monthly Active Users (MaU) represents the number of unique individuals that consumed digital services content in each one of our products in the last 30 days of a specific period.

Exhibit B

Historical Consolidated Results of Operations

Year Ended December 31, 2021 Compared to the Year Ended December 31, 2020

The following table sets forth our historical consolidated income statement data for the years ended December 31, 2021 and 2020:

	For the Year Ended December 31,
	2021	2020	Variation (%)
	(in R$ millions, except for percentages)
Net revenue	1,719.4	1,201.2	43.1%
Cost of services	(652.3)	(434.7)	50.1%
Gross profit	1,067.1	766.5	39.2%
General and administrative expenses	(622.6)	(402.9)	54.6%
Other income (expenses), net	(3.6)	(0.3)	926.2%
Operating income	440.9	363.3	21.3%
Finance income	64.6	62.3	3.7%
Finance expenses	(243.8)	(98.3)	148.1%
Finance result	(179.2)	(36.0)	398.2%
Share of income of associate	11.8	7.7	53.2%
Income before income taxes	273.5	335.1	(18.4)%
Income taxes expense	(31.2)	(27.1)	15.2%
Net income	242.3	308.0	(21.3)%

Net revenue

Net revenue for the year ended December 31, 2021 was R$1,719.4 million, an increase of R$518.2 million, or 43.1%, from R$1,201.2 million for the year ended December 31, 2020. On a per segment basis, our net revenue was primarily affected by the following:

•	In our Undergrad segment, net revenue for the year ended December 31, 2021 was R$1,498.4 million, an increase of 49.5%, or R$495.9 million, from R$1,002.5 million for the year ended December 31, 2020. This increase was primarily attributable to: (i) organic revenue growth of 13.4%, mainly due to the maturation of medical school seats and an increase of 6.8% in the average ticket of Medical programs, from an average ticket of R$8,065 in 2020 compared to R$8,615 in 2021, resulting in an increase of R$133.9 million in our Undergrad segment’s net revenue in 2021; and (ii) consolidation of the results of operations of acquired companies in 2021 (Unifipmoc and Unigranrio) including two Mais Medicos campuses opened at the end of 2020 (Santa Ines and Cruzeiro do Sul), resulting in an increase of R$209.3 million in our Undergrad segment’s net revenue;

•	In our Continuing Education segment, net revenue for the year ended December 31, 2021 was R$73.0 million, a decrease of 31.9%, or R$34.2 million, from R$107.2 million for the year ended December 31, 2020. This decrease was primarily attributable to a 23.7% reduction in active paying students (from 4,181 active paying students in 2020 compared to 3,189 active paying students in 2021), primarily because of: (i) in-person practical programs that have not been offered since the first half of 2020; and (ii) physicians’ decision to postpone admission to specialization courses due to the COVID-19 pandemic; and

•	In our Digital Services segment, net revenue for the year ended December 31, 2021 was R$147.9 million, an increase of 61.6%, or R$56.4 million, from R$91.5 million for the year ended December 31, 2020. This increase was primarily attributable to: (i) the consolidation of the results of operations of acquired companies in 2021 (iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp and RX Pro), resulting in an increase of R$22.8 million in our Digital Services segment’s net revenue in 2021; and (ii) the fact that PEBMED had consolidated 12 months of net revenue in 2021, against approximately five months of net revenue in 2020, as the PEBMED acquisition was closed in July 2020, resulting in an increase of R$38.5 million in our Digital Services segment’s net revenue in 2021.

Cost of services

Cost of services for the year ended December 31, 2021 was R$652.3 million, an increase of R$217.6 million, or 50.1%, from R$434.7 million for the year ended December 31, 2020. As a percentage of net revenue, our cost of services increased to 37.9% for the year ended December 31, 2021, compared to 36.2% for the year ended December 31, 2020. On a per segment basis, our cost of services was primarily affected by the following:

•	In our Undergrad segment, cost of services for the year ended December 31, 2021 was R$555.0 million, an increase of R$173.0 million, or 45.3%, from R$382.0 million for the year ended December 31, 2020. This increase was primarily attributable to (i) the consolidation of the results of operations of acquired companies in 2021 (Unifipmoc and Unigranrio), resulting in an increase of R$86.1 million in our Undergrad segment’s cost of services; (ii) an increase of R$17.4 million in 2021 in severance and other costs associated with downsizing teaching staff at some of our recently acquired units in order for us to benefit from synergies; and (iii) an increase of R$121.8 million applied to salaries in our Undergrad segment in 2021;

•	In our Continuing Education segment, cost of services for the year ended December 31, 2021 was R$50.8 million, an increase of R$10.8 million, or 27%, from R$40.0 million for the year ended December 31, 2020. This increase was primarily attributable to: (i) R$5.6 million in costs associated with opening six new IPEMED units in 2021; and (ii) an increase of R$0.9 million applied to salaries in our Continuing Education segment in 2021; and

•	In our Digital Services segment, cost of services for the year ended December 31, 2021 was R$50.5 million, an increase of R$36.2 million, or 253.1%, from R$14.3 million for the year ended December 31, 2020. This increase was primarily attributable to: (i) the consolidation of the results of operations of acquired companies in 2021 (iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp and RX Pro), resulting in an increase of R$11.8 million in our Digital Services segment’s cost of services; (ii) the fact that PEBMED had consolidated 12 months of cost of services in 2021, against approximately five months of cost of services in 2020, resulting in an increase of R$5.2 million in our Digital Services segment’s cost of services; and (iii) an increase of R$5.6 million applied to salaries in our Digital Services segment in 2021.

Gross profit

As a result of the foregoing, gross profit for the year ended December 31, 2021 was R$1,067.1 million, an increase of R$300.5 million, or 39.2%, from R$766.5 million for the year ended December 31, 2020. On a per segment basis, our gross profit was the following:

•	In our Undergrad segment, gross profit for the year ended December 31, 2021 was R$943.4 million, an increase of R$322.9 million, or 52.0%, from R$620.5 million for the year ended December 31, 2020;

•	In our Continuing Education segment, gross profit for the year ended December 31, 2021 was R$22.2 million, a decrease of R$45.0 million, or 67.0%, from R$67.2 million for the year ended December 31, 2020; and

•	In our Digital Services segment, gross profit for the year ended December 31, 2021 was R$101.5 million, an increase of R$22.6 million, or 28.7%, from R$78.8 million for the year ended December 31, 2020.

General and administrative expenses

General and administrative expenses for the year ended December 31, 2021 was R$622.6 million, an increase of R$219.7 million, or 54.6%, from R$402.9 million for the year ended December 31, 2020. This increase was primarily attributable to: (i) the consolidation of the results of operations of acquired companies in 2021 (iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, Unifipmoc, Unigranrio and RX Pro), resulting in an increase of R$65.8 million in our general and administrative expenses in 2021; (ii) an increase of R$26.4 million in maintenance expenses, from R$20.7 million for the year ended December 31, 2020 to R$47.1 million for the year ended December 31, 2021, primarily in connection with improvements to companies acquired in the period; (iii) an increase of R$21.2 million in sales and marketing, from R$18.3 million for the year ended December 31, 2020 to R$39.5 million for the year ended December 31, 2021, also mostly related to advertising expenses of companies acquired in the period; and (iv) an increase of R$102.8 million in payroll expenses, from R$130.8 million for the year ended December 31, 2020 to R$233.6 million for the year ended December 31, 2021.

Operating income

For the reasons discussed above, operating income for the year ended December 31, 2021 was R$440.9 million, an increase of R$77.6 million, or 21.3%, from R$363.3 million for the year ended December 31, 2020.

Finance result

Finance result for the year ended December 31, 2021 was a net finance expense of R$179.2 million, compared to a net finance expense of R$36.0 million for the year ended December 31, 2020, for the reasons described below.

Finance income. Finance income for the year ended December 31, 2021 was R$64.6 million, an increase of R$2.3 million, from R$62.3 million for the year ended December 31, 2020. This increase was primarily attributable to (i) an increase in interest received of R$11.2 million (ii) an increase in income from financial investments of R$11.3 million, and (iii) no amount in 2021 related to changes in fair value of derivative instruments, since the Company did not have any derivative instruments in 2021, compared to a decrease of R$20.7 million in 2020 related to changes in fair value of derivative instruments.

Finance expenses. Finance expenses for the year ended December 31, 2021 was R$243.8 million, an increase of R$145.5 million, from R$98.3 million for the year ended December 31, 2020. This increase was primarily attributable to (i) an increase in interest expenses on lease liabilities of R$22.8 million, as a result of the companies acquired and new lease agreements in the period (ii) an increase in interest expense of R$82.9 million mainly by net debt resulting from the acquisitions in 2021 (accounts payable to selling shareholders, loans and financing, including perpetual convertible preferred shares); and (iii) an increase in foreign exchange loss of R$13.3 million in 2021, as a result of adverse foreign exchange impacts on our cash and banks in the period.

Income before income taxes

As a result of the foregoing, income before income taxes for the year ended December 31, 2021 was R$273.5 million, a decrease of R$61.6 million, or 18.4%, from R$335.1 million for the year ended December 31, 2020.

Income taxes expense

Income taxes expense for the year ended December 31, 2021 was R$31.2 million, an increase of R$4.1 million, from R$27.1 million for the year ended December 31, 2020, and our effective tax rate increased from 8.1% for the year ended December 31, 2020, to 11.4% for the ended year December 31, 2021. Despite our Prouni incentives, this increase was primarily attributable to: (i) the increase of R$2.0 million in our taxable income as a result of the positive impact of our organic growth; (ii) the consolidation of the results of operations of acquired companies in 2021 (iClinic, Medicinae, Medical Harbour, Cliquefarma, Shosp, Unifipmoc, Unigranrio and RX Pro) during the course of 2021, resulting in an increase in income tax expense of R$2.1 million in the period; and (iii) presumed profit (lucro presumido) taxation regime applicable to Medcel and PEBMED.

Net income

As a result of the foregoing, our net income for the year ended December 31, 2021 was R$242.3 million, a decrease of R$65.7 million, or 21.3%, from R$308.0 million for the year ended December 31, 2020.